Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

4 July 2008

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Cobra -1A: 4th July 2008

Oil Search, the operator for PPL190, reports as at 0600 on 3rd July 2008 that:

"The Cobra -1A well was at its target depth of 3,202 metres having drilled through the target lagifu sandstone reservoir in 6" hole. The rig is now pulling out of hole and is preparing to conduct the planned open hole logging program in order to evaluate the Hedinia and lagifu reservoir intervals."

Cobra -1A is located in PPL 190 and lies 13 kilometres east of the SE Gobe oil field and 7 kilometres east of the Bilip oil discovery. The well is targeting the lagifu Sandstone, which is the principal reservoir in the Gobe and SE Gobe fields, in a seismically-defined sub-thrust prospect. Cobra -1A is the first in PNG to target a sub-thrust play as the primary target.

The participants in PPL 190 are:

Oil Search Limited (Operator)	62.556%
Murray Petroleum Company	26.497%
Cue PNG Oil Company	10.947%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4th July 2008

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Free Carry on Zeus -1 well

Cue is please to announce that MEO Australia Limited has irrevocably committed to drill the Zeus -1 well in Cue's North West Shelf permit WA-361-P. Zeus -1 will target a multi – TCF potential gas prospect which is immediately adjacent to the established North West Shelf Gas Project. The well is expected to be drilled in October 2008.

Cue will be carried at no cost for a 15% interest and has the option to contribute up to 5% of the well cost to retain its 20% interest in the WA-361-P permit.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd *(A wholly owned subsidiary of MEO Australia)*	60%
Cue Exploration Pty Ltd *(A wholly owned subsidiary of Cue Energy Resources Limited)*	20%
Gascorp Australia Limited	20%

- Map attached

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

4th July 2008



LEGEND
Oil Field
Gas Condensate Field
Cue Operated Permit
Cue Farmout Permit
0 25km
Cue 100%
WA-389-P
WA-270-P
WA-409-P
Cue 20%
WA-359-P
WA-269-P
200
Mutineer
Exeter
WA-191-P R3
Cue 20%
WA-361-P
Zeus
Gandara-1
Lacerta-1
WA-4-L R1
Hermes
WA-17-L
Perseus
Eaglehawk
Egret
Lambert
Angel
Talisman
Cue 20%
WA-360-P
North Rankin
Cossack
Wanaea
WA-1-P R5
Legendre
Echo/Yodel
Goodwyn
WA-2-L R1
WA-208-P R2
W03-9
WA-267-P
WA-253 -P R1
Wheatstone
Urania
WA-350-P
Geryon
Pluto
Iago
Rankin
Dockerell
Dixon
WA-28-P R6
WA-330-P
WA-321-P
WA-254 -P R1
WA-254-P R2
WA-310-P
Wilcox
WA-323-P
WA-209 -P R2
WA-202-P R2
WA-312-P
Dionysus
W04-9

Location map for the WA-361-P permit

END